SECURITIES [barcode] SION
02018395

3/6/02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~040087~~ 8-48957

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 28 2002

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Alexander Capital LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Suite 1536
(No. and Street)

New York, (City) NY (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Israel Keller 212-953-0500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Oram, Yelon & Bernstein, P.C.
(Name — if individual, state last, first, middle name)

420 Lexington Avenue, Suite 2150 New York, NY 10170
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicolas Bornozis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alexander Capital, L.P., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signed before me this 25th day of FEB, 2002

Signature

President

Title

Notary Public

CATHERINE G. DIACZOK
NOTARY PUBLIC, State of New York
No. 24-4900553
Qualified in Kings County
Commission Expires July 13, ~~19~~ 2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Auditors' report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Oram, Yelon & Bernstein, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

TO THE PARTNERS OF
ALEXANDER CAPITAL, L.P.

We have audited the accompanying statement of financial condition of Alexander Capital, L.P. as of December 31, 2001 and the related statements of operations, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Capital, L.P. as of December 31, 2001 and the results of its operations, changes in partners' capital, and cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

NEW YORK, NEW YORK
FEBRUARY 15, 2002

Oram, Yelon + Bernstein, P.C.
ORAM, YELON & BERNSTEIN, P.C.

420 Lexington Avenue, New York, NY 10170 / 212-953-0500 / Fax 212-953-0995

ALEXANDER CAPITAL, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Assets	
Cash and cash equivalents	$ 7,772
Clearing broker deposits	52,087
Prepaid expenses	228
Loan receivable	725
Total Current Assets	60,812
Furniture and equipment (net of accumulated depreciation of $2,240)	1,741
Total Assets	$ 62,553
Liabilities & Partners' Capital	
Liabilities	
Due to partner	$ 25,000
Total Liabilities	25,000
Partners' Capital	37,553
Total Liabilities & Partners' Capital	$ 62,553

The accompanying notes are an integral part of these financial statements.

ALEXANDER CAPITAL, L.P.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2001

Balance at January 1, 2001	$ 99,611
Net (Loss)	(6,352)
Distributions	(55,706)
Balance at December 31, 2001	$ 37,553

The accompanying notes are an integral part of these financial statements.

ALEXANDER CAPITAL, L.P.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues	
Commissions	$ 17,465
Interest	1,071
Total Revenues	18,536
Expenses	
Clearing and execution fees	4,131
Professional & consulting fees	5,900
Insurance	274
Office expense and overhead charges	7,284
Regulatory fees	1,362
Telephone	2,585
Publications	271
Corporate fees	204
Bank charges	181
Interest	2,000
Depreciation	696
Total Operating Expenses	24,888
Net (Loss)	$ (6,352)

The accompanying notes are an integral part of these financial statements.

ALEXANDER CAPITAL, L.P.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2001

Subordinated Liabilities at January 1, 2001	$ -0-
Increases	-0-
Decreases	-0-
Subordinated Liabilities at December 31, 2001	$ -0-

The accompanying notes are an integral part of these financial statements.

ALEXANDER CAPITAL, L.P.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:		
Net (Loss)	$	(6,352)
Adjustments to Reconcile Net (Loss) to Net Cash (Used in) Operating Activities:		
Depreciation		696
Decrease in Clearing broker deposit		1,012
Decrease in Due from clearing broker		1,680
(Decrease) in Accrued expenses		(2,206)
Net Cash (Used in) Operating Activities		(5,170)
Cash Flows from Financing Activities:		
Distributions to Partners		(55,706)
Net Cash (Used in) Financing Activities		(55,706)
(Decrease) in Cash		(60,876)
Cash at January 1, 2001		68,648
Cash at December 31, 2001	$	7,772
Cash paid during the year for:		
Interest	$	2,000
Taxes	$	94

The accompanying notes are an integral part of these financial statements.

Note 1. Significant Accounting Policies & Concentrations of Credit Risk

The Partnership is registered as a broker-dealer of securities. The Partnership operates on a fully disclosed basis through a clearing broker. Commission income and related expenses are recorded on a settlement date basis.

The Partnership maintains cash balances at The Bank of New York in the New York Metropolitan area. Bank balances are insured by the Federal Deposit Insurance Corporation. Deposits with the clearing broker are not insured by the Securities Investor Protection Corporation.

Note 2. Income Taxes

No provision has been made for income taxes. Partners are individually responsible for reporting income or loss based on their respective shares of the partnership's income or loss for the period.

Note 3. Use of Estimates

Management of the Partnership uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Note 4. Deposits with Clearing Brokers

The Partnership as an introducing broker, is required under the terms of its fully disclosed clearing agreement with its clearing broker to maintain collateral accounts during the term of the agreement.

Note 5. Liabilities Subordinated to Claims of General Creditors

At December 31, 2001, the Partnership had no liabilities subordinated to claims of General Creditors.

Note 6. Net Capital Required

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rules of NASD, also provides that equity capital may not be withdrawn or cash dividends paid if, the resulting net capital ratio would exceed 10 to 1.

At December 31, 2001, the Partnership had net capital of $34,859 which was $29,859 in excess of its required net capital of $5,000. The Partnerships' net capital ratio was .72 to 1.0.

Note 7. Due to Partner

The Partnership has borrowed $25,000 from the limited partner, Nicolas Bornozis. The loan bears interest at 8 percent per annum. Interest expense on the loan paid during the year was $2,000.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION
REQUIRED BY SEC RULE 17a-5

TO THE PARTNERS OF
ALEXANDER CAPITAL, L.P.

We have audited the financial statements of Alexander Capital, L.P. as of and for the year ended December 31, 2001 and have issued our report thereon dated February 15, 2002. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

NEW YORK, NEW YORK
FEBRUARY 15, 2002

Oram, Yelon & Bernstein PC

ORAM, YELON & BERNSTEIN, P.C.

SCHEDULE I
ALEXANDER CAPITAL, L.P.
COMPUTATION OF NET CAPITAL UNDER RULE 15C-1
OF THE SECURITIES & EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Net Capital:	
Total partners' capital, qualified for net capital	$ 37,553
Add:	
Liabilities subordinated to claims of general creditors, allowable in computation of net capital	0
Total Capital and allowable subordinated liabilities	$ 37,553
Deductions and/or changes:	
Non-allowable assets;	
Prepaid expenses	(228)
Other receivables	(725)
Fixed Assets	(1,741)
Net Capital before haircuts on securities positions	$ 34,859
Haircuts on Securities	-0-
Net Capital	$ 34,859
Aggregate Indebtedness:	
Due to Partner	$ 25,000
Accrued Expenses & Taxes	-0-
Items not included in balance sheet	-0-
Total Aggregate Indebtedness	$ 25,000
Computation of Basic Net Capital Requirements:	
Minimum Capital Required	$ 1,667
Minimum dollar Net Capital Requirement	5,000
Excess Net Capital	$ 29,859
Excess Net Capital at 1000%	$ 32,359
Ratio: Aggregate Indebtedness to Net Capital	.72 to 1.0
Percentage Debt to Debt/Equity	N/A

Reconciliation with Partnership's Computation (included in Part II of Form X-17a-5 as of December 31, 2001:

Net Capital, as reported in Partnership's Part II (unaudited) FOCUS report	$ 34,904
Net audit adjustments	(45)
Net Capital per above	$ 34,859

ALEXANDER CAPITAL L.P.
STATEMENT REGARDING EXEMPTION FROM REPORTING: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3

Alexander Capital L.P. is exempt from Rule 15c3-3 of the Securities and Exchange Commission under 17CFR 240.15c3-3(k)(2)(ii)

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

TO THE PARTNERS OF
ALEXANDER CAPITAL, L.P.

In planning and performing our audit of the financial statements of Alexander Capital, L.P. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Partnership in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedure referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

NEW YORK, NEW YORK
FEBRUARY 15, 2002

Oram, Yelon & Bernstein, P.C.

ORAM, YELON & BERNSTEIN, P.C.

ALEXANDER CAPITAL L.P.
Financial Statements
December 31,2001

Oram, Yelon & Bernstein, P.C.
CERTIFIED PUBLIC ACCOUNTANTS